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Cameco’s Board Appoints New Chair

Saskatoon, Saskatchewan, Canada, February 8, 2018

Cameco (TSX: CCO; NYSE: CCJ) today announced the appointment of Ian Bruce as chair of Cameco’s board of directors effective immediately following the company’s annual general meeting on May 16, 2018.

Bruce will succeed Neil McMillan, who is retiring from the board after five years as chair, and 16 years as a Cameco director.

“I am honoured to take over from Neil as chair and look forward to working with Cameco’s outstanding board and management team to embrace both the challenges and the opportunities in front of the company,” said Bruce.

McMillan said he is proud of the work completed during his time on the board, particularly during the challenging times the company has faced in recent years.

“Working with Cameco’s management and my board colleagues, past and present, has been a great pleasure,” said McMillan. “While I am sad to leave, I have confidence in Ian’s ability to lead this competent and committed group of individuals.”

Bruce joined the Cameco board as a director in 2012 and brings a strong finance and investment banking background as well as energy sector experience. He has served on Cameco’s audit and finance, human resources and compensation, reserves oversight, and safety, health and environment committees. For the past two years, he has chaired the human resources and compensation committee.

Bruce is the former president and CEO of Peters & Co. Limited, an independent investment dealer. He has more than 30 years of experience in investment banking with specialization in corporate finance and mergers and acquisitions, predominantly in the oil and gas industry. He is a fellow of the Chartered Professional Accountants of Alberta, a recognized specialist in valuation under Canadian CPA rules, and is a chartered business valuator. Bruce has served on various public and private boards.

The appointment of the new board chair resulted from a selection process led by Anne McLellan, Cameco board member and chair of the nominating, corporate governance and risk committee. “Our process carefully weighed the qualities necessary to help advance Cameco’s strategy in these challenging times, and I am confident that Ian Bruce has the qualities and experience to lead our board,” McLellan said.

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

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